Exhibit 99.1

B. Business Overview

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our assets and products. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, Asia Pacific (“APAC”) and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime services and outsourced trading business, which further expanded and diversified our product offering in financial securities and our U.S. client base.

On April 24, 2024, our registration statement on Form F-1 related to our initial public offering (“IPO”) was declared effective by the SEC, and on April 25, 2024, our ordinary shares began trading on the Nasdaq Global Select Market under the symbol “MRX.”

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

Our Principal Services

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are divided into four core businesses: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions, from which we derived 29%, 44%, 13% and 10%, respectively, of our revenue for the year ended December 31, 2024.

Clearing

We provide clients with execution and clearing services on 60 regulated exchanges worldwide. We offer execution and clearing services in metals (both base and precious), agricultural products (primarily softs, which include cocoa, coffee, grains, livestock and sugar), energy and financial futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.

Our execution and clearing teams are based in London, New York and Chicago. Our execution and clearing activities are primarily concentrated on the LME, CME and the ICE. We are a Ring Dealer and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients. We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. Our Clearing fee pricing is determined on a client-by-client basis, based on factors including creditworthiness, client type and asset class (commodities, for example, have a higher commission rate on average than other asset classes, such as financial securities). We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.

We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents or, on occasion, metal warrants. This collateral is posted to a separate, standalone account and cannot be used to fund trading. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.

In 2019, we launched Marex Clearing Services to consolidate and advance our existing clearing offerings. Marex Clearing Services caters exclusively to the wholesale market, predominantly providing services to groups of traders. Marex Clearing Services’ activities are concentrated in interest rate and stock index futures and options products traded on the ICE, the London International Financial Futures and Options Exchange and Eurex, the European derivatives exchange. Our Neon client portal complements our Clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk.

We expect to integrate our commercial and operational Clearing capabilities in Europe with the United States. We also intend to expand our operations and exchange memberships in APAC and Latin America.

Agency and Execution

Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily through its Capital Markets and Energy divisions. We utilize market connectivity to match buyers and sellers to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle and, in connection with our Prime Brokerage Services business, provide trade execution custody and clearing services. Our clients can trade with us through multiple channels, including voice, electronic and algorithmic, across all of our principal markets.

Capital Markets

Through our Capital Markets division, which is also known as our Securities business, we offer liquidity and execution services for financial securities through 42 trading desks that cover products including foreign exchange, equities, fixed income and other offerings. The division also consolidates certain businesses that we have acquired over recent years, such as XFA, Volcap Trading Partners Ltd, the Frontier Markets business, certain desks within Marex Capital Markets Limited (“MCMI”), the brokerage business of OTCex and the prime brokerage and outsourced trading businesses of Cowen, and organically developed businesses such as our Interest Rates Swaps, Cash Equity, Equity Derivatives and Bank Facilitation desks.

In financial securities markets, we mostly operate on a matched principal basis, whereby we enter into simultaneous transactions with both a buyer and seller in such a manner that minimizes our market risk exposure under each side of the transaction, generating revenue through either a spread between buying and selling prices or commission. Our Capital Markets division comprises the following product lines: Equities, Credit, Rates, Foreign Exchange and Prime Brokerage Services. Certain product lines within our Capital Markets division, in respect of which we act as principal to buy or sell financial securities for our own account to increase market liquidity, also contribute to our Market Making segment, as set out in “—Market Making” below.

Energy

Our Energy division is comprised of our traditional wholesale energy brokerage business and matches buyers and sellers in the energy market.

We operate as an agent for our clients, leveraging our extensive knowledge of the energy sector and our relationships with clients to arrange trades in energy products and add value through multi-leg, multi-product and multi-class transactions. We cover energy asset classes in all major markets and have a leading market share in many products, which allows us to access deep liquidity for our clients.

We offer Energy services across the below principal products:

•

Oil: Fuel oil financial products, light ends (such as liquefied petroleum gas and naphtha financial products), physical oil products, gasoline financial products, middle distillates financial products, crude futures, crude options, OTC crude and physical crude.

•	Power and gas: Power, natural gas, liquid natural gas futures, OTC crude, physical crude, renewables and petrochemicals.

•	Shipping and freight: Physical wet freight.

Our Energy division generates revenue through commissions from arranging trades and through the sale of energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.

Market Making

We provide Market Making services across major commodities markets for metals and agricultural products and energy. We also act in a market making capacity in respect of financial securities and certain product lines within our Capital Markets division, including in equities, corporate bonds and interest rate swaps products and through our Frontier FX desk. As of December 31, 2024, we traded a total of 57 asset classes and had 134 front-office FTEs in our Market Making business. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the LME, the CME and ICE.

We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do not take directional positions. The clients we serve in our Market Making business are categorized as producers and refiners (such as Codelco, ZiJin, Cooxupe, Cepsa, Glencore, Gasum and ElectroRoute), consumers (such as Wendy’s, Nestle, Nordon and Energie260), Banks (such as Goldman Sachs, BNP Paribas and RWE), and trading firms and asset managers (such as BlackRock, Wellington Management, Glencore and Shell Energy). We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low average VaR of approximately $3.2 million, $2.5 million and $2.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the years ended December 31, 2024, Market Making trading was profitable 86% of days, 98% of weeks and 100% of months, for 2023, Market Making trading was profitable 88% of days, 100% of weeks and 100% of months and for 2022, Market Making trading was profitable 84% of days, 96% of weeks and 100% of months.

Hedging and Investment Solutions

Through the Hedging Solutions division of our Hedging and Investment Solutions business, we provide our clients with OTC traded hedging and customized OTC derivatives solutions. We generate revenue from our Hedging and Investment Solutions business by building a return into the pricing of the product. Our commodity hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in energy and commodity prices, as well as exchange rates, across a variety of different time horizons.

Where a client’s requirements go beyond the solutions offered by exchange listed products, our Hedging and Investment Solutions business creates a tailored derivatives solution through customized OTC derivatives with the objective of matching the client’s needs. The division comprises two key sub-divisions: (i) Hedging Solutions; and (ii) Financial Products.

We intend to further build out the distribution network for our Hedging and Investment Solutions business in the United States, Brazil and APAC and explore opportunities in the environmentals market, including carbon credits. We also plan to continue to invest in our derivatives engine and client portal to further enhance our competitive advantage.

Hedging Solutions

The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of commodity markets, including agriculture (including grains, softs, forestry and dairy), metals, energy (including biofuels) and currency markets. Clients include trading houses, producers and consumers as well as banks and distributors.

Hedging Solutions organizes tailored hedging solutions into four primary categories:

•	Participation: Participation products allow clients to participate one-to-one in the underlying market, either in the underlying contract currency or in the local currency.

•	Protection: Protection products allow clients to mitigate against adverse or unexpected market moves that could otherwise damage the business.

•	Price Improvement: Price improvement products enable clients to achieve a better sale price compared to the market price, in exchange for less certainty in volume executed.

•	Range Extraction: Range extraction products extract value from range bound markets. These can be tailored to give more appropriate risk profiles than listed alternatives.

The Hedging Solutions division offers some margin forgiveness to most clients for a pre-agreed amount of their margin call. As a result, the Hedging Solutions division assumes a degree of credit risk for its clients to the extent of such agreed amount. We also extend credit lines to select clients for variation margin payments. Given the increased risk to our business, variation margin credit is subject to additional limits, including the capping of credit offered in specific geographies. As part of our risk management strategy, OTC exposures are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks.

Financial Products

We launched Financial Products, our structured notes business, in 2018. The Financial Products division had 770, 362 and 222 clients in the years ended December 31, 2024, 2023, and 2022, respectively. These clients, include private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The structured notes business provides our clients with structured notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.

The structured notes business allows investors to build their own structured notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB– (outlook stable) by S&P and BBB by Fitch.

We organize our investment solutions into four primary categories:

•	Participation: Clients invest in a single security that provides access to the performance of a selected underlying asset or assets, which can be actively managed by the client over time.

•	Capital Protected: Low risk solutions that provide investors with their principal investment back plus the growth of a chosen underlying asset at maturity.

•	Yield Enhancement: In a low interest environment, clients receive a relatively large coupon if the market remains flat or rallies but risk some capital if the market falls beyond a certain level.

•	Leverage: Investors receive full participation in the upside and downside of the chosen underlying asset without providing the full cash value of the underlying asset.

We offer a diverse portfolio of structured notes, including auto-callable, fixed, stability and credit-linked notes, with varied terms across numerous asset classes. Marex Group plc and Marex Financial act as the “manufacturers” of the structured notes. The notes are distributed to investors through a network of distributors. The structured notes are settled through the Clearstream clearing system to investors who purchase and hold the structured notes through their custodian bank. Some of the structured notes issued by Marex Financial are listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

In addition, we provide liquidity in the secondary market for our structured notes. As part of our risk management strategy, the structured notes are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks. Marex Financial also operates an alternative structured notes program, the Tier 2 Program, which, due to the long-dated term of the structured notes issued thereunder, enables the Tier 2 Notes to qualify as Tier 2 capital for the purposes of our regulatory capital requirements.

Information Technology

We have developed and continue to develop client-centric proprietary technology, which we believe enables us to deliver innovative solutions to our clients and create a scalable operating environment across our business and enables the efficient integration of our acquired businesses. We deploy numerous computer and communications systems and networks to operate our broking business, including front-end broking platforms available to clients and brokers to disseminate information, provide analytics and collect and manage orders, alongside our back-office infrastructure.

Our operating platforms are supported by third-party platforms, including modern cloud-based solution providers. These third-party providers help us to ensure that our technology is reliable, scalable and provide a seamless client experience. Cloud services help us accelerate our product development by ensuring that we can leverage existing technology and that we can bolt on additional services where applicable. This enables us to focus our development efforts on the platforms that differentiate our offerings and reduce our time-to-market.

At the core of our technology offering are Neon and Agile, our proprietary front-end broking platforms.

Neon

We launched Neon, our trading, risk and data platform, in 2020. Neon provides traders with direct access to global commodity and financial exchanges, enables clients to manage their risk, including through the application of risk management methodologies, and provides access to market data. Neon can be accessed by multiple channels including via desktop and mobile. The number of Neon users was approximately 22,000, 16,000, 10,000, 8,000, 2,000 and 1,000 for the years ended December 31, 2024, 2023, 2022, 2021, 2020 and 2019, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.

Neon’s applications are summarized below:

Neon Insights: Research, commentary and insights across energy, metals, agricultural and financial markets.

Neon Energy: Fully customizable, real-time view of our highly liquid energy markets.

Neon Metals: Access to our liquidity in base metals, from adjusting 3M positions to trading spreads.

Neon Crude: Real-time crude trading platform, allowing users to view and trade bids for the Canadian crude market.

Neon Trader: Real-time exchange trading with access to multiple global futures and options markets.

Neon Risk: Comprehensive post trade risk management, allowing users to manage risk effectively with real-time P&L at instrument, account, trading group or firm level.

Agile

Agile is our full-service commodity broking platform that allows clients to manage their OTC hedging portfolio electronically. Our Agile platform aims to provide clients with full transparency and control through the hedging life cycle. Through Agile, clients can explore new trade ideas in real time, monitor and analyze their hedging portfolio and access up-to-date market data and pricing information.

Our Principal Markets

EMEA

We have offices in London, Paris, Versailles, Dublin, Milan, Bruchköbel, Amsterdam, Rotterdam, Lisbon, Madrid, Belfast, Geneva, the DIFC and Tel Aviv.

Americas

We have offices in New York, Chicago, Houston, Stamford, Miami, San Francisco, Des Moines, Clark, Saint Louis Park, Red Bank, Richmond, Schaumburg, Calgary, Montreal and São Paulo.

APAC

We have offices in Hong Kong, Singapore, Sydney, Melbourne, Brisbane and Auckland. In addition to clients served by our Asia desks, our European and North American offices have a growing base of clients located in Asia that are principally served by our London and New York desks.

Seasonality

See Item 5. Operating and Financial Review and Prospects.

Regulation

As a global financial services platform, we have the following regulated financial services companies.

Regulated Entities in the United Kingdom

The below is a list of all of our entities that are regulated in the United Kingdom (the “U.K. Regulated Entities”):

•	Marex Financial, which is regulated in the United Kingdom by the FCA, in Italy by the Consob, in the UAE by the SCA and in Australia by ASIC;

•	Marex Spectron International Limited (“MSIL”), which is regulated in the United Kingdom by the FCA and by the Alberta Securities Commission in Canada;

•	MCMI, which is regulated by the FCA;

•	Marex Prime Services Limited, which is regulated by the FCA; and

•	HPC Investment Services Limited, which is regulated by the FCA.

Regulated Entities in the United States

The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated Entities”):

•	MCMI, which is regulated as an FCM by the CFTC, and is a member of and regulated by the NFA. MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the SEC and FINRA;

•	MSIL, which is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;

•	Marex MENA Limited (“MML”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA;

•

XFA, which is regulated as a broker-dealer by the SEC, as an IB by the CFTC, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the CBOE, as its designated SRO); and

•	Marex Puerto Rico LLC (“MPR LLC”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA.

Regulated Entities in the European Union

The below is a list of all our entities that are regulated in the European Union (the “E.U. Regulated Entities”):

•	Marex SA, which is regulated by the AMF and the ACPR in France. Marex SA has regulated branches in Portugal (regulated by the CMVM) and in Italy (regulated by the Consob);

•

Marex Spectron Europe Limited (“MSEL”), which is regulated by the Central Bank of Ireland (“CBI”) in Ireland. MSEL has regulated branches in Germany (regulated by BaFin) and Spain (regulated by the Comisión Nacional del Mercado de Valores);

•	Marex France SAS (“Marex AIFM”), an Alternative Investment Fund Manager (“AIFM”) regulated by the AMF in France; and

•	Arfinco SA, which is regulated by the ACPR in France.

Regulated Entities in other jurisdictions

The below is a list of all our entities that are regulated in jurisdictions other than the United Kingdom, the United States or the European Union:

•	Marex Spectron Asia Pte. Ltd. (“MSAPL”), which is regulated by the MAS in Singapore and the NFA in the United States;

•	Marex Hong Kong Limited (“MHKL”), which is regulated by the SFC in Hong Kong;

•	Marex Financial Services Hong Kong Limited (“MFS HK”) (formerly OTCex Hong Kong Limited), which is regulated by the SFC in Hong Kong;

•	MML, which is regulated by the DFSA in the DIFC;

•	Aarna Capital Limited (“ACL”), which is regulated by the Financial Services Regulatory Authority (“FSRA”) in the ADGM; and

•	Marex Australia Pty Ltd (“MAPL”), which is regulated by ASIC in Australia.

Each regulated company generally provides services to clients based both within and outside of its home jurisdiction in accordance with the applicable legal and regulatory requirements. In certain jurisdictions, this involves relying on applicable exemptions. In addition to the regulatory regimes in each company’s home jurisdiction, our companies may be subject to overseas law and regulation when they provide services on a cross-border basis. We are also subject to anti-money laundering, counter-terrorism financing and sanctions laws and regulations in the jurisdictions in which we operate.

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors—Risks Relating to Regulation.”

United Kingdom

The statutory framework for the regulation of financial services in the United Kingdom is set out in the Financial Services and Markets Act 2000 (“FSMA”). FSMA requires firms that provide financial services in the United Kingdom to be authorized and regulated by the relevant regulatory authority. Financial services firms are subject to supervision by one or both of two U.K. regulators—the FCA and the Prudential Regulation Authority (“PRA”). The PRA is responsible for regulating banks and building societies (as deposit takers), insurers and credit unions and large investment firms (e.g., investment banks) for prudential purposes. The FCA regulates all other investment firms for prudential purposes, and regulates all financial services firms for conduct purposes.

Entities Subject to the FCA’s Supervision

In the United Kingdom, we have five regulated entities: Marex Financial, MSIL, MCMI, Marex Prime Services Limited and HPC Investment Services Limited. The U.K. Regulated Entities are regulated and authorized by the FCA as their sole U.K. regulator for both prudential and conduct matters. HPC Investment Services Limited is regulated and authorized by the FCA as the operator of an OTF, which is the platform through which our U.K.-based clients can trade certain products and asset classes. The FCA is also the prudential supervisor of our business on a consolidated basis. None of our entities are authorized or regulated by the PRA.

To be authorized by the FCA, firms are subject to an extensive approval process. This includes assessing their compliance with various regulatory requirements, including certain “threshold conditions”. Threshold conditions are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to have permission to carry on the relevant regulated activities under FSMA. The threshold conditions for FCA regulated firms relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the FCA;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business; and

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities.

The FCA’s Principles for Businesses sets out high-level principles that apply to all authorized firms. This includes requirements for firms to treat clients fairly, maintain adequate financial resources and risk management systems, observe proper standards of market conduct, manage conflicts of interest fairly, communicate with clients in a way that is clear, fair and not misleading, and deal with their regulators in an open and cooperative way.

The FCA also has certain powers in relation to the approval of the “controllers” of U.K. FCA authorized firms, including the U.K. Regulated Entities. Any person proposing to acquire or increase “control” at or above prescribed thresholds in an FCA authorized firm must obtain approval from the FCA prior to the change in control.

FCA Supervision and Enforcement

The FCA has a wide range of supervisory powers, including extensive powers to intervene in the affairs of an FCA authorized firm. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; (iii) impose restitution orders; and (iv) fine, censure, or impose other sanctions on firms or individuals.

The FCA can formally investigate a firm, require the production of information or documents, or require a firm to provide a “skilled persons” report under section 166 of FSMA to facilitate its supervision of a firm. For example, in 2022 the FCA required us to provide a “skilled persons” report on the product governance controls and processes that we had implemented in respect of our Hedging and Investment Solutions business. After reviewing this report, the FCA determined that it did not need any further information on this subject.

The U.K. Regulated Entities are subject to the Senior Managers and Certification Regime (“SMCR”), which relates primarily to the accountability and responsibility of managers and other relevant staff. Under the SMCR, firms must have clear and effective governance structures. Different conduct rules apply to the U.K. Regulated Entities’ staff depending on the seniority of the function performed.

The FCA may take direct enforcement action under the SMCR against individuals undertaking senior management functions for authorized firms. Under the SMCR, the FCA may revoke an individual’s approval to perform certain roles within a firm. Breaches by authorized firms of certain rules can also give certain private persons (who suffer loss from the breach) a right of action against the firm for damages. The FCA can also take action against a broader population of individuals under the SMCR including so-called certification functions as well as conduct rules staff for both financial and non-financial misconduct. Misconduct both inside and outside the workplace can be relevant to FCA action. In September 2023, the FCA consulted on its approach to, and draft rules for, the supervision and enforcement of non-financial misconduct for senior managers, certification functions and conduct rules staff, with a finalized policy statement now expected in 2025. Serious instances of non-financial misconduct could lead to disciplinary action by the FCA including the issuance of prohibition orders against individuals rendering them permanently unable to work in the financial services industry in the United Kingdom.

U.K. Financial Services Legislation

FSMA is the central piece of legislation for the regulation of financial services companies in the United Kingdom. Among other things, it imposes certain requirements on FCA authorized firms and gives the FCA a broad range of powers.

Following Brexit, certain “on-shored” E.U. financial services legislation has been assimilated in U.K. law. The FCA has published relevant guidance which indicates which pieces of E.U.-derived regulations will continue to apply in the United Kingdom, in modified form where required (“On-shored E.U. Regulation”). The FCA, alongside HM Treasury and the PRA, is continuing to work on the so-called “Edinburgh Reforms” which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially reformed (or deleted with no replacement or some combination of the foregoing). The FCA is also exploring whether they can simplify regulatory requirements, through greater reliance on high-level rules instead of prescriptive requirements and have recently published a feedback statement with relevant actions (FS 25/2). This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union (and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.

In addition to FSMA, the U.K. Regulated Entities are subject to a wide range of regulatory rules, including, but not limited to, the rules prescribed in the FCA Handbook and the On-shored E.U. Regulation. Many of the rules that apply to the U.K. Regulated Entities are derived from this “on-shored” legislation, including but, not limited to, the U.K. versions of:

•	the regime referred to collectively as MiFID II and MiFIR;

•	the EMIR;

•

the Capital Requirements Regulation (Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms) (“CRR”) and the fourth Capital Requirements Directive (Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) (“CRD IV”);

•	the Market Abuse Regulation (Regulation (EU) No 596/2014 on market abuse) (“MAR”);

•	the Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”);

•	the Regulation on wholesale energy market integrity and transparency (Regulation (EU) No 1227/2011 on wholesale energy market integrity and transparency);

•	the Benchmarks Regulation (Regulation (EU) 2016/1011 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds) (“BMR”);

•	the Bank Recovery and Resolution Directive (Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms) (“BRRD”);

•	the Securities Financing Transactions Regulation (Regulation (EU) 2015/2365 on transparency of securities financing transactions and of reuse); and

•	the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 on central securities depositories).

Where E.U. regulations are “on-shored” in the United Kingdom, they typically have a similar application as the E.U. equivalent, but with various important divergences, which will likely increase over time.

United Kingdom Wholesale Markets Review and FSMA 2023

In 2021, the U.K. government established a review to improve the regulation of secondary markets in the United Kingdom (the “Wholesale Markets Review”). The Wholesale Markets Review proposed a range of changes to how trading in securities is regulated in the United Kingdom. The FCA has implemented changes where legislation is not required, and other changes have been implemented by the Financial Services and Markets Act 2023 (“FSMA 2023”), which was published in July 2023.

In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” This regime took effect in January 1, 2025 and allows the FCA to directly oversee critical services provided to regulated firms by designated critical third parties (that would otherwise be unregulated by the FCA) and make associated rules in relation to such provision. It is expected that certain service providers to our United Kingdom entities may be deemed critical service providers. However, the U.K. regulators have yet to publish details of any designated critical third parties.

The BoE, PRA and FCA are also consulting on proposals for firms to report operational incidents and their material third-party arrangements.

Risk Management, Compliance and Governance

The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K. operational resilience and outsourcing rules. For OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply “risk mitigation techniques.”

Conduct of Business

The U.K. regulatory framework imposes various requirements relating to the conduct of business of an authorized firm. These requirements relate to, among others, product governance, the treatment of client money and assets, information provision, disclosure and reporting to clients, handling of client complaints, best execution, management of conflicts of interest, disclosure to clients of information relating to charges and the general obligation to deal with clients fairly.

The applicable conduct rules may differ depending on the type of client. While Marex Financial is authorized by the FCA to provide certain investment services to retail clients, we currently do not have any retail clients and in practice, we only provide services to professional clients and eligible counterparties.

The FCA has introduced the “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require manufacturers and distributors of financial instruments to consider their suitability for the relevant target market and distribution strategy.

U.K. regulation also governs the provision of information by authorized and unauthorized firms, including the requirement that financial promotions are compliant with certain disclosure obligations and are fair, clear and not misleading (or can otherwise be made to specified categories of recipients in line with specific exemptions).

Market Conduct and Abuse

Market conduct rules impose certain obligations on the U.K. Regulated Entities, including duties of transparency to regulators, markets and issuers. This includes trade reporting and monitoring obligations, both in relation to financial instruments and wholesale energy products to ensure that the U.K. Regulated Entities help to maintain the proper functioning and integrity of the wider U.K. financial markets.

Following Brexit, a U.K. version of MAR (“U.K. MAR”) operates in parallel to the original E.U. version (“E.U. MAR”). E.U. MAR and U.K. MAR contain prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.

U.K. MAR requires the U.K. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the FCA. Under U.K. MAR, the FCA may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments. The Financial Services and Markets Act 2023 confers new rule-making powers on the FCA, including the power to make changes to the regulatory framework on market abuse in the United Kingdom.

The Criminal Justice Act 1993 also contains rules covering criminal penalties for insider dealing. The Financial Services Act 2012 contains criminal offenses for making false or misleading statements or creating a false or misleading impression in relation to relevant investments, including benchmarks. These offenses sit alongside the civil market abuse offenses in U.K. MAR, and the FCA is empowered to prosecute both civil and criminal market abuse offenses.

Prudential Capital and Liquidity Requirements

Under the IFPR, we are subject to consolidated prudential supervision by the FCA. Generally, U.K. Regulated Entities are subject to the IFPR when their activities fall within the scope of MiFID II. The U.K. Regulated Entities that fall within the scope of the IFPR must satisfy certain prudential capital and liquidity requirements, including the own funds requirements and the basic liquid assets requirement. Capital, liquidity and prudential governance requirements vary according to, among others, the scale and nature of our business, an internal assessment of our requirements and additional requirements imposed by the FCA.

Resolution Powers

In the United Kingdom, an investment firm may be subject to resolution or investment bank special administration depending on its systemic importance and regulatory classification. Resolution rules are included in the Banking Act 2009 and give authorities a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in” (writing down the claims of the firm’s unsecured creditors, including holders of capital instruments, and converting those claims into equity), as well as the power to force the partial or full sale of an entity subject to resolution. Special administration powers apply at the point an entity becomes insolvent and allows special administrators to take control of the entity and apply certain measures such as transferring client money and assets.

Our business does not fall within the scope of special administration rules. However, as our systemic importance may change, it is possible that we become subject to resolution rules. Decisions taken in the context of resolution or special administration may materially adversely affect investors in our ordinary shares.

Outside resolution, there are requirements for firms which hold client money. These requirements are principally intended to ensure that client money is protected in the event of the firm’s insolvency. Marex Financial is also subject to specific client money rules relating to regulated clearing arrangements.

Remuneration

We must comply with the “basic” and “standard” remuneration requirements contained in the Senior Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA Handbook. The U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles. Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G.

Financial Services Compensation Scheme / Financial Ombudsman Scheme

The U.K. Regulated Entities are within the scope of the U.K. Financial Services Compensation Scheme (“FSCS”). In certain circumstances, the FSCS would provide compensation if those entities were unable to satisfy the claims of their clients (for example, in the event of an entity’s insolvency). The U.K. Regulated Entities are required to pay an annual levy towards the FSCS, which is variable.

The Financial Ombudsman Scheme (“FOS”) is an independent complaints resolution body which seeks to resolve disputes between consumers and financial services providers. While the U.K. Regulated Entities are technically subject to the jurisdiction of the FOS, the FOS only considers complaints presented by an “eligible complainant”. Because “eligible complainants” are broadly non-professional persons, we do not expect any of our clients to be “eligible complainants” for the purposes of the FOS.

Benchmarks

Administering regulated benchmarks is a regulated activity under the U.K. Benchmarks Regulations (“U.K. BMR”). While we contribute to regulated benchmarks, we do not currently administer any that are subject to the U.K. BMR.

United States

MCMI, MML, MSIL, XFA and MPR LLC are subject to significant regulation in the United States, including requirements imposed by the CFTC, FINRA, the SEC, and the NFA. Certain U.S. Regulated Entities are also subject to the requirements set forth by exchanges to which they hold a membership. See Item 4B. “Business Overview—Our Principal Services—Clearing.” These regulatory bodies and exchanges protect clients by imposing requirements on the U.S. Regulated Entities, including those relating to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters.

The CFTC is responsible for enforcing the CEA. The CFTC has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. The CEA also vests the CFTC with enforcement authority with respect to fraud and manipulation involving cash market trading of commodities. MCMI, MML, MSIL, XFA and MPR LLC must comply with the requirements set out by the CEA, including, by way of example, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for client funds, maintenance of record-keeping measures and in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes.

MCMI is regulated by the CFTC and NFA as a futures commission merchant; and MML, MSIL, XFA and MPR LLC are each regulated by the NFA as an IB. The foregoing U.S. Regulated Entities are also subject to the rules and requirements of the exchanges to which they are members, as applicable. The NFA has the power to search for and implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members.

The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA, a self-regulatory organization that operates under the oversight of the SEC, regulates member firms and is authorized to enforce disciplinary actions against member firms and registered representatives who violate federal securities laws or FINRA’s rules. MCMI and XFA are regulated by the SEC, and MCMI is a FINRA member firm.

The U.S. securities industry is subject to extensive regulation under federal and state securities laws. These laws and regulations include obligations relating to custody and management of client assets, marketing activities, self-dealing and full disclosure of material conflicts of interest. They generally grant the SEC and other supervisory bodies administrative powers to address non-compliance. The U.S. Regulated Entities must comply with a range of requirements imposed by the SEC, state securities commissions, the Municipal Securities Rulemaking Board (“MSRB”) and FINRA.

FINRA regulates trading in securities, including securities futures and options. All firms dealing in securities that are not regulated by another SRO, such as by the MSRB, are required to be member firms of FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its regulated institutions. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Net Capital Requirements

MSIL and the U.S. Regulated Entities are subject to net capital requirements as CFTC and NFA regulated entities. As an SEC registered broker-dealer and an NFA registered IB (and, in the case of MCMI, a Futures Commission Merchant under the CFTC’s and NFA’s rules), each of MCMI and XFA is subject to minimum capital requirements under Section 4(f)(b) of the CEA, Part 1.17 of the rules and regulations of the CFTC and the SEC Uniform Net Capital Rule 15c3-1 under the Exchange Act. These rules specify the minimum amount of capital that must be available to support clients’ open trading positions. Net capital and the related net capital requirement may be subject to daily fluctuations.

Failure to maintain the required net capital may subject each of the U.S. Regulated Entities to suspension or revocation of registration by the SEC, and suspension or expulsion by FINRA and other regulatory bodies. They may also experience limitations on their activities, including suspension or revocation of their registration by the CFTC, suspension or expulsion by the NFA and various exchanges of which they are members, monetary fines, prohibition on conducting business and ultimately liquidation.

France

The framework for the regulation of financial services in France is set out in (i) the French Monetary and Financial Code (Code Monétaire et Financier) as well as other French codes and legislation, (ii) the AMF General Regulation (Règlement Général), supplemented by certain instructions, positions and recommendations, (iii) the E.U. regulatory framework, as may be directly applicable in France and (iv) case law and disciplinary sanctions from French courts, the ACPR and the AMF.

Firms that provide financial services in France must be authorized and regulated by the relevant regulatory authority, the AMF and/or the ACPR. Financial services firms are subject to supervision by one or both the AMF and the ACPR.

Entities Subject To the AMF and ACPR’s Supervision

In France, we have three regulated entities: Marex SA and Arfinco SA, which each have permission to carry on a range of investment services and activities, and Marex AIFM. Marex SA is regulated and authorized by both the ACPR as an investment firm and the AMF as the operator of an OTF. Arfinco SA is regulated and authorized by the ACPR as an investment firm. Marex AIFM is regulated and authorized by the AMF as an AIFM. The ACPR also supervises, on a consolidated basis, Marex SA’s parent company, Marex European Holdings Limited (which is currently the majority shareholder of Marex SA), which qualifies as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

To authorize a person to carry on regulated activities in France, the ACPR must determine that the applicant meets numerous regulatory requirements. The requirements are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to hold permission to carry on the relevant regulated activities in France. These conditions relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the ACPR;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business;

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities;

•

whether members of the firm’s governing body meet certain knowledge, experience, fitness and propriety requirements, both individually and collectively, and also satisfy certain availability requirements; and

•	whether managers of the firm’s key functions meet certain propriety, knowledge, experience and fitness requirements.

The authorization for operating a French OTF is granted by the AMF after consulting the ACPR. Before granting a license to the operator of a trading venue, the AMF reviews the operator’s compliance with the regulatory framework, approves the operating rules and grants a professional card to the persons in charge of certain control functions. The operator of the trading venue is also required to comply with the AMF’s reporting obligations.

AMF and ACPR Supervision and Enforcement

The AMF and ACPR have a wide range of supervisory powers, including extensive powers to intervene in the affairs of a regulated firm. The AMF and ACPR also have various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; and (iii) fine, censure, or impose other sanctions on firms or individuals. The ACPR can formally investigate a firm, require firms to produce information or documents, or require a firm to comply with additional reporting duties.

The most material regulatory requirements which apply to Marex SA, Arfinco SA and Marex AIFM are listed below.

Risk Management, Compliance and Governance

Marex SA, Arfinco SA and Marex AIFM are required to have robust risk management, compliance and governance processes so that they can be operated in accordance with the French regulatory framework and with sound risk management processes.

Certain operations by Marex SA, Arfinco SA and Marex AIFM must be subject to, at a minimum, ex-post notification to the ACPR or the AMF. In certain cases, such as changes to the firm’s capital structure exceeding certain thresholds, prior approval by the ACPR or the AMF is required.

Prudential Capital and Liquidity Requirements

Marex SA is subject to prudential regulation in France. Accordingly, Marex SA is subject to prudential supervision by the ACPR both individually, and on a consolidated basis with its parent company, Marex European Holdings Limited. Generally, as with the U.K. Regulated Entities, Marex SA, Arfinco SA and Marex AIFM are subject to prudential capital and liquidity requirements when their activities fall within the scope of MiFID II, as amended.

Resolution Powers

In France, an investment firm may be subject to resolution depending on its systemic importance and regulatory classification. Resolution rules are set forth in the French Monetary and Financial Code and give the ACPR and its Resolution Committee a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution.

Remuneration

The AMF has incorporated in its Position DOC-2023-03 (applicable as of October 3, 2023) the ESMA Guidelines on certain aspects of the MiFID II remuneration requirements (ESMA-35-43-3565 issued on April 3, 2023). The ESMA Guidelines aim to provide a common, uniform and consistent application of the MiFID II remuneration requirements and clarify the application of the governance requirements in the area of remuneration under MiFID II.

European Union

MSEL (and MSEL’s branches in Germany and Spain), the Italian branch of Marex Financial (pursuant to the terms of Marex Financial’s Italian license to provide services in Italy on a cross-border basis) and the Portuguese and Italian branches of Marex SA are authorized and regulated by the CBI, the FCA and the AMF/ACPR, respectively, making them subject to the regulation and rules of Ireland, the United Kingdom and France, respectively. MSEL and Marex SA also passport their services into other EEA states (as further described below), which brings them within the scope of the regulations and rules of those jurisdictions. The relevant E.U. regulatory requirements are listed below.

MiFID II

MiFID II governs the provision of investment services in financial instruments. It applies, among others, to investment firms, wealth managers, broker-dealers and product manufacturers which are authorized to carry out certain investment services and activities. It also covers trading venues, market operators, portfolio managers as well as third-country firms providing investment services in the European Union. MiFID II sets out requirements relating to client classification, management of conflicts of interest, best execution, governance, client order handling, suitability and appropriateness, outsourcing and transaction disclosures and reporting.

MSEL, Marex SA, Arfinco SA, Marex AIFM and Marex Financial are investment firms. Authorization under MiFID II in one member state enables a firm to carry on certain investment activities in other EEA states through passporting and without the requirement to obtain separate authorizations there. MSEL, Marex SA, Arfinco SA and Marex AIFM currently rely on passporting rights when undertaking cross-border activity in the European Union.

Market Abuse Regulation

E.U. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses. MAR requires the E.U. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the relevant competent authority.

Under E.U. MAR, competent authorities may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments.

The Market Abuse Directive on criminal sanctions for market abuse (Directive 2014/57/EU) (“MAD II”) complements MAR and sets out minimum requirements for criminal penalties for market abuse. MAD II has been transposed into national law in all E.U. countries except for Denmark.

The E.U. Listing Act package was published in the Official Journal on November 14, 2024 and amongst other things makes amendments to E.U. MAR, representing the first substantive divergence between E.U. MAR and U.K. MAR in a variety of areas including: (i) the buy-back safe harbor; (ii) minor amendments to the definition of inside information; (iii) the format of certain insider lists for issuers admitted to trading on SME growth markets; (iv) market soundings; (v) PDMR transactions; and (vi) the public disclosure of inside information. Changes summarized in (i) to (v) were effective December 4, 2024, with changes summarized in (vi) to be effective on June 5, 2026. Such divergence requires both us and persons trading in our securities that are in-scope of E.U. and/or U.K. MAR to be mindful of the applicable regime and will likely increase legal and compliance costs for monitoring and implementing for two market abuse regimes, where formerly there was a single harmonized approach across the EU and UK.

CRD IV/CRR and IFD/IFR

The CRD IV and the Investment Firms Directive (Directive (EU) 2019/2034) and Regulation ((EU) 2019/2033) (“IFD” and “IFR”) set out the E.U. framework for the prudential regulation of investment firms. Certain MiFID investment firms of systemic importance, particularly those with permissions relating to underwriting or dealing as principal, are subject to the provisions of CRD IV relating to prudential and capital standards. CRD IV will be amended by CRD VI (Directive (EU) 2024/1619), which shall apply from January 11, 2026. The prudential consolidation provisions of IFR (principally Article 7) apply to MSEL and Marex European Holdings Limited, parent company (majority shareholder) of Marex SA, in its capacity as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

BRRD/SRMR

The BRRD regime, as copied in the Single Resolution Mechanism Regulation (“SRMR”) that applies to jurisdictions within the E.U. Banking Union, gives regulators a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution. Where appropriate and permitted under the regime, regulators may also have powers in relation to other entities in the same group as the relevant financial institution.

AIFMD

Unless an exemption applies, AIFMD applies to all AIFMs that (i) are E.U. based, (ii) are non-E.U. based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers, and the marketing of funds.

Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.

Changes to AIFMD in the EU have been adopted and came into force in April 2024; however, EU Member States have two years after publication to transpose the rules into national law. This means the changes will apply from April 2026. While the Level 1 AIFMD 2 legislation has been published, the supplementary Level 2 delegated acts, setting out the supporting detail, have not yet been published and are expected throughout 2025. These changes could increase the compliance burdens on our AIFM and AIFs.

Changes to the UK’s version of the AIFMD regime are anticipated, with the UK’s Financial Conduct Authority expected to consult on proposed amendments to AIFMD in the UK in 2025. This is as a result of the so-called Edinburgh Reforms, where AIFMD in its current format in the UK will be repealed at a future, to be determined date, and replaced with an updated UK regime. It is not yet clear as to the potential direction of travel of any amendments to the UK AIFMD regime other than the FCA has previously expressed a preference to make it “more proportionate.” We expect the FCA to consult on these changes in 2025, with any changes taking effect at a future, but as yet unknown, date. Despite not yet having visibility on the substance or scale of any amendment to the UK AIFMD regime, it is likely that it will result in material divergence between the UK and EU regimes, which may increase the compliance burden on, and associated costs to, our AIFM and AIFs, particularly where they market into the UK.

Asia

In Singapore, MSAPL engages in broking and is regulated and licensed by the MAS to carry on certain regulated financial business, including (i) as a local IB in respect of Marex Financial’s OTC derivatives products (ii) to arrange trades locally in respect of Marex Financial’s structured notes, and (iii) as a clearing broker (with clearing membership on the Singapore Exchange). MSAPL is subject to Singapore law and regulation when conducting its business, including the Securities and Futures Act and Regulations, and the Financial Advisors Act and Regulations.

SEAPL engages in energy OTC broking. It operates in Singapore in reliance on an exemption from the requirement to obtain a license from the MAS. Although SEAPL is not required to obtain a license from the MAS, it remains subject to certain aspects of Singapore law and regulation while conducting its business.

In Hong Kong, MHKL and MFS HK conduct regulated financial business and are regulated by the SFC as IBs. MHKL and MFS HK are subject to Hong Kong law and regulation when conducting this business, including the Securities and Futures Ordinance.

DIFC

In the DIFC, MML conducts regulated financial business and is regulated by the DFSA as an authorized firm. MML has permission from the DFSA to undertake the following activities in the DIFC: (i) arranging deals in investments; (ii) advising on financial products; (iii) dealing in investments as principal; (iv) dealing in investments as agent; and (v) arranging custody. Pursuant to the applicable laws and regulations in the DIFC, MML must adhere to various obligations, including:

•	obtaining the appropriate license from the DFSA to operate in the DIFC;

•	meeting specific requirements, including maintaining adequate capital;

•	observing the DFSA’s conduct of business rules, which cover disclosure requirements and prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the DFSA regulations;

•	submitting regular financial reports and other necessary disclosures to the DFSA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

•	MML must also comply with applicable laws in the DIFC, including UAE federal criminal law.

ADGM

In the ADGM, ACL conducts regulated financial business and is regulated by the FSRA as an authorized firm. ACL has permission from the FSRA to undertake the following activities in the DIFC: (i) arranging deals in investments; (ii) dealing in investments as agent; (iii) dealing in investments as principal; and (iv) providing custody. ACL is not permitted to deal with retail clients. Pursuant to the applicable laws and regulations in the ADGM, ACL must adhere to various obligations, including:

•	obtaining the appropriate license from the FSRA to operate in the ADGM;

•	meeting specific requirements, including maintaining adequate capital;

•	complying with the ADGM Financial Services and Markets Regulations 2015, which covers disclosure requirements and prevention of market abuse;

•	complying with the FRSA’s anti-money laundering and sanctions rulebook, including upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the FSRA regulations;

•	submitting regular financial reports and other necessary disclosures to the FSRA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

ACL must also comply with applicable laws in the ADGM, including UAE federal criminal law.

UAE (excluding DIFC and ADGM)

In the UAE, Marex Financial is regulated by the SCA and is licensed to undertake commodity brokerage and trading/general clearing activities. Pursuant to the SCA’s regulatory framework, Marex Financial must adhere to various obligations, including:

•	obtaining the appropriate license from the SCA to undertake regulated activities in the UAE (excluding the DIFC and ADGM);

•	meeting specific requirements imposed by SCA, including maintaining adequate capital and liquidity;

•	implementing policies and procedures to ensure the prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management processes, satisfying clearing and collateral obligations and maintaining adequate infrastructure and skilled personnel;

•	submitting regular financial reports, regulatory notifications and audits, and other necessary disclosures to the SCA;

•	satisfying the SCA’s requirements with respect to segregation of client funds and client asset reporting and reconciliation; and

•	establishing strong internal controls and governance procedures, including an independent compliance officer.

Australia

In Australia, MAPL and Marex Financial conduct regulated financial business and are regulated by ASIC as an Australian Financial Services (“AFS”) Licensee and Foreign Company (Overseas) AFS Licensee respectively. MAPL and Marex Financial are subject to Australian law and regulation when conducting their businesses, including a statutory obligation to do all things necessary to ensure that the financial services covered by their AFSL licence are provided efficiently, honestly and fairly. MAPL’s obligations as an AFS Licensee also include:

•	having adequate arrangements in place for managing conflicts of interest;

•	complying with the conditions on its license;

•	complying with the financial services laws;

•	taking reasonable steps to ensure that its representatives comply with the financial services laws;

•	where it is the operator of an Australian passport fund or a person with responsibilities in relation to an Australian passport fund, complying with the law of each host economy for the fund;

•	complying with the ASIC Reference checking and information sharing protocol in relation to prospective representatives who will act as financial advisers;

•	having adequate financial, technological and human resources to provide the financial services covered by its license and to carry out supervisory arrangements;

•	maintaining the competence to provide the financial services covered by its license;

•	ensuring that its representatives are adequately trained and competent to provide the financial services covered by its licence; and

•	establish and maintain adequate risk management systems.

As a foreign AFS licensee, Marex Financial is subject to the following obligations:

•	provide financial services efficiently, honestly and fairly;

•	have in place adequate arrangements for the management of conflicts of interest;

•	comply with the conditions on its license;

•	comply with applicable financial services laws;

•	take reasonable steps to ensure that representatives comply with applicable financial services laws; and

•	have adequate risk management systems.

Anti-money Laundering

Our U.K. and European entities are subject to statutory and regulatory requirements concerning relationships with clients and the review and monitoring of their transactions. Regulated firms in both the United Kingdom and in the European Union must have robust governance, effective risk procedures and adequate internal control mechanisms to manage the exposure to financial crime risk. The measures require the U.K. and E.U. entities to verify client identity and understand the nature and purpose of the proposed relationship on the basis of documents, data or information obtained from a reliable and independent source; and review and monitor their client’s transactions and activities to identify anything suspicious.

Our U.K. and E.U. entities take a risk-based approach and senior management are responsible for addressing these risks. There is a requirement to regularly identify and assess the exposure to financial crime risk and report to the governing body on the same. This enables the targeting of financial crime resources on the areas of greatest risk. Procedures in the United Kingdom and European Union are based on guidance and requirements issued both at a national and supranational level.

The FCA and the financial supervisory authorities in the European Union require our entities to have systems and controls in place to enable them to identify, assess, monitor and manage financial crime risk. Accordingly, we have implemented appropriate systems and controls which are proportionate to the nature, scale and complexity of our activities. We provide relevant training to our employees in relation to financial crime. As required, our Money Laundering Reporting Officer, supported by regional compliance functions with financial crime responsibilities, provides regular reports to the Audit and Compliance Committee on the operation and effectiveness of these systems and controls, including details of our regular assessments of the adequacy of these systems and controls to ensure their compliance with the local regulatory requirements.

We are subject to similar anti-money laundering obligations to those described above in relation to the United States, United Kingdom and European Union for our subsidiaries that are regulated outside of those jurisdictions. Where such obligations exist, we put in place appropriate systems, controls and training to ensure we operate in line with requirements.

Data Privacy

Because we handle, collect, store, receive, transmit and otherwise process certain Personal Information of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy Requirements, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see Item 3D. “Risk Factors—Any actual or perceived failure to comply with laws, regulations and other requirements relating to data privacy, security, the processing of Personal Information and cross-border data transfer restrictions could adversely affect our business, including through increased costs, legal claims, fines or reputational damage.” for further details.

Intellectual Property

Our key trademarks include MAREX and NEON. We seek to register our key trademarks in the countries where we operate or intend to operate.

We also hold a portfolio of domain name registrations including www.marex.com, www.marexspectron.com and www.marexsolutions.com. Our websites are supported and managed by a third-party service provider and hosted on our server.

We have proprietary rights in certain data analytics and technology systems. These include our Neon trading and risk platform and AGILE, the commodity solutions platforms used by Marex Solutions and Marex Financial. We also license technology and software from third parties to manage and operate aspects of our business and use open-source software where we believe it is appropriate. Although we believe these licenses are sufficient for the operation of our business, these licenses are typically limited to specific uses and for limited time periods.

We sometimes engage third parties to develop processes, techniques, technology or other intellectual property on our behalf. As a matter of general practice, our contracts with such third parties provide for the assignment of the intellectual property in such developments to Marex or the grant of a license to use such intellectual property in our business. Our employees and direct contractors who are involved in the development of our intellectual property and technology are generally contractually required both to transfer the intellectual property in such developments to us and to maintain the confidentiality of our non-public proprietary information.

Sustainability

Sustainability is an important part of both our business strategy and our approach to risk management.

In recent years, we have developed environmental offerings to support our clients as they transition to a low carbon economy. We connect interested clients to environmental markets through extensive coverage of clean energy, biofuels, recycled metals and carbon management including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of many governments and businesses, including many of our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.

Since 2020, we have embarked on our sustainability journey. In 2024 we focused on our approach to sustainability, which is underpinned by our People & Planet Plan. We seek to foster work environments where talent can thrive, as well as supporting the global green transition and reducing Marex’s own carbon footprint.

Our People & Planet Plan sets out our four sustainability goals and the underlying measures used to monitor our progress:

•	Goal 1: Create an environment that is inclusive and diverse so that we can recruit and retain the best talent.

•	Goal 2: Play an active role in growing awareness of opportunities in our industry to broaden the talent pool.

•	Goal 3: Become a go-to provider of environmental commodities adapting to our clients’ growing decarbonization needs.

•	Goal 4: Become a net-zero business by 2050, by reducing our environmental impact and carbon footprint and offsetting unavoidable emissions, we are unable to reduce using credible and verified sources.

Our activity is underpinned by strong governance, policies and procedures to manage risks and opportunities.

People

We have a strong culture and deeply value respect, integrity and development. Our people pillar is comprised of two goals; ensuring we build a team of talented individuals and empowering our team to drive our ambition for change across the business. We track our progress in this area by measuring employee engagement using the Peakon methodology. From 2019 to 2024, these employee engagement scores have remained stable even through transformational acquisitions. Our staff turnover is also below the industry average reported in the Payscale 2024 Compensation Best Practices report. In addition, we offer a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counseling and emotional support.

We created a DE&I Steering Group and established a cadence of regular events to celebrate and encourage diversity across our operations. A 12-month pilot mentoring program ran until June 2024 to develop our pipeline of high performing women within the firm.

We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In 2024, Marex volunteers in London supported a total of 275 students from various backgrounds through career coaching and a range of bespoke events, including a “World of Work Day” and school talks, through a charitable partnership with Future Frontiers.

Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In the years ended December 31, 2024 and 2023, Marex donated $376,955 and $470,419, respectively, to charities.

Planet

We have two focus areas in managing our environmental impact: playing a leading role in environmental markets to help clients meet their sustainability goals and reducing our own environmental footprint. We seek to be a part of the transition to a low carbon economy by using our experienced position across the broader energy, commodities and financial markets to connect clients to voluntary and regulated environmental markets across the globe. We do so by introducing new environmental products and extending our geographic coverage, helping clients navigate the opportunities and risks of the transition from both a local and global perspective. We have over 50 environmental products and services covering our clients’ clean energy, renewable fuels, emissions management and recycled metals needs. By working in both traditional and green industries and facilitating and innovating in these markets, we believe we are well placed to work beyond market silos to make a difference to the sustainability of energy, commodities and financial markets and support the green transition.

In 2024, our environmental business continued to grow with revenue of $66.1 million, an increase of 42% compared to 2023. This is 4% of our revenue and represents a clear opportunity for growth in the coming years. We saw organic growth in the fast-growing renewable fuels, renewable energy and recycled metals markets whilst we positioned ourselves for growth as carbon markets increasingly move towards regulated mechanisms. We also continued to invest in our environmental capabilities. On October 1, 2024, we acquired Dropet, a Spanish biolfuels business, expanding the range of our biofuels offering. We also made an investment in Key Carbon, which sources and finances carbon credit projects, giving us access to a wider client base and access to high integrity carbon credits. Elsewhere in the carbon markets, our office in New Zealand, which opened in July 2024, brought new customers and greater access to the country’s emissions trading scheme.

We are focused on helping our clients and global economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy Certificates and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition. As well as providing connectivity to clients in the carbon markets, we are active in carbon offset origination through our partnerships with strong organisations, including Key Carbon since 2024. Key Carbon sources and finances carbon credit projects and provides ongoing governance, monitoring and operational support so that its projects are held to high quality and integrity standards. The funding from Marex is planned to predominantly be used to help finance the production and distribution of low-emission, affordable cookstoves within Africa through the project developer Global Cookstoves, Key Carbon’s joint venture with BURN Manufacturing. We also continue to partner with the Global Mangrove Trust, OxCarbon (a not-for-profit spinout from the University of Oxford), Kumi Analytics and other key stakeholders to continue to develop scalable, verifiable and high-integrity carbon offset methodologies using satellite technology, while preserving and restoring mangrove forests in Southeast Asia, which have a number of highly beneficial environmental and social impacts.

We also recognize the importance of an industry-wide shift, including by contributing to the dialogue with trade organizations. We are a founding sponsor of the Oxford Program on the Sustainable Future of Capital Intensive Industries, which is a multi-year research program at the Smith School of Enterprise and the Environment at the University of Oxford. The program focuses on the ways that capital-intensive industries, such as mining, oil and gas, infrastructure and construction, can better support current global environmental challenges, including the role of commodity derivatives markets and technology in advancing social objectives.

As we support our clients in the green transition, we recognize our responsibility to address our own environmental footprint. Over 2024, we took significant steps to build the capabilities, data and processes that will allow us to transition to a net-zero business by 2050 or sooner. After introducing a sustainability platform in 2023 to automate the collection, storage and reporting of emissions data, 2024 saw us further strengthening our data collection and establishing quarterly internal reporting processes.

We remain focused on improving energy efficiency across the group and aims to become net-zero by 2050 or earlier. As part of the transition plan, our future objective is to drive down GHG emissions as much as possible and offset residual emissions using carbon offsets. However, in the near term, we aim to offset our Scope 1 and 2 emissions so that these offsets are credible and verifiable. They are purchased from the 001–OxC—The Global Mangrove Trust restoration and conservation project in North Sumatra. We have helped to establish this project and working in partnership with the Global Mangrove Trust, OxCarbon and Kumi Analytics to develop a credible, verifiable carbon sequestration methodology using remote, satellite-based verification (the “OxCarbon Standard”). We used carbon credits from this project to offset Marex’s Scope 1 and 2 emissions since 2022 and will continue to do so in 2025. The Global Mangrove Trust project provides Marex, our clients and the wider market with an inventory of high-quality carbon offsets, verified and issued under the OxCarbon Standard.

During 2024, we have enhanced its process and undertaken various sustainability initiatives regarding Scope 1 and 2 methodology and reporting. We continue to implement the recommendations from our U.K. Energy Savings Opportunities Scheme report, for example by rolling out LED lighting across all offices. The majority of our office estate is leased and when we sign a lease on a new building, or renew an existing lease, we put sustainability at the forefront of our considerations. As a result, we have contracted to have 100% renewable electricity use at our Bishopsgate office in the City of London, and our Asia Square office in Singapore has a U.S. Green Building Council LEED Platinum certification and currently the largest photovoltaic installation (224 KWH peak) in the City’s Central Business District.

As an acquisitive business, our property footprint is closely monitored to drive efficiencies. Sustainability is a key factor while securing these efficiencies, buildings are consolidated and transitioned to more modern and environmentally efficient buildings insofar. During 2024, we took steps to consolidate our Chicago and Hong Kong offices.

Our Scope 3 emissions strategy continues to develop, and we do not currently report Scope 3 emissions externally. During 2024, we took steps to further develop our Scope 3 strategy, and we have been onboarding data in specific categories. Our focus for 2025 will build on the work conducted in 2024, both to continue to onboard data and to identify which of the 15 categories of Scope 3 emissions under the Greenhouse Gas Protocol are either significant, material or relevant to our business and consider how to report against them. We then aim to build a baseline of our most significant upstream and downstream emissions categories.

We remain focused on reaching net zero by 2050 or sooner, and we have invested in sustainability data management tools, team resources and training to allow us to create a detailed transition plan in the years ahead.